GameSquare Esports Inc.

Form 51-102F4

Business Acquisition Report

Item 1 Identity of Company

1.1. Name and Address of Company

GameSquare Esports Inc. (the "Company")

150 York Street, Suite 1008

Toronto, Ontario

M5H 3S5

1.2. Executive Officer

An executive officer of the Company who is knowledgeable about the significant acquisition and this Business Acquisition Report is:

Kevin Wright

President

647-459-0423

Item 2 Details of the Acquisition

2.1 Nature of the Business Acquired

On June 30, 2021, the Company completed the acquisition of all of the issued and outstanding membership interests (the "Interests") in the capital of Nextgen Tech LLC (d/b/a Complexity Gaming) ("Complexity") pursuant to a purchase agreement (the "Purchase Agreement") among the Company, Blue & Silver Ventures Ltd. ("Blue & Silver"), Goff NextGen Holdings LLC ("Goff") and Jason Lake ("Lake", and together with Blue & Silver and Goff, the "Sellers").

Based in Frisco, Texas, Complexity is a leading esports organization, which fields world-class esports teams in CS:GO, Fortnite, Valorant, APEX Legends, Hearthstone, Madden Football and FIFA Soccer and has participated and hosted numerous major esports events with combined annual viewer minutes of 3.2 billion.  Complexity has also attracted blue chip sponsors, including GameStop, Miller Lite and Herman Miller and is one of only four esports organizations to have an exclusive partnership with Twitch.

2.2 Acquisition Date

June 30, 2021 (the "Acquisition Date").

2.3 Consideration

As consideration for the acquisition of the Interests, the Company issued 83,328,750 common shares in the capital of the Company pursuant to the terms of the Purchase Agreement. All of the common shares issued in consideration for the Interests are subject to a hold period of four months and one day, expiring on October 31, 2021.  In addition, each of the Sellers entered into a voluntary lock-up agreement with the Company pursuant to which, among other things, the common shares received by the Sellers as consideration are subject to restrictions on sale for a period of 180 days following the Acquisition Date.

2.4 Effect on Financial Position

The Company presently has no plans or proposals for material changes in the Company's business or affairs including proposals to liquidate its business, to sell, lease or exchange all or a substantive part of its assets, to amalgamate its business or make any other material change to its business or corporate structure.

2.5 Prior Valuations

Not applicable.

2.6 Parties to Transaction

Prior to the acquisition of Complexity, neither Complexity nor any of its directors, officers or securityholder were "informed persons", "associates" or "affiliates" (each as defined under applicable Canadian securities laws) of the Company.

2.7 Date of Report

September 13, 2021.

Item 3 Financial Statements and Other Information

The following financial statements are incorporated by reference into, and form a part of, this business acquisition report:

(a) audited annual financial statements of Complexity for the years ended December 31, 2020 and December 31, 2019 and the report of the auditor thereon; and

(b) unaudited interim financial statements of Complexity for the three and six month periods ended June 30, 2021.

SCHEDULE "A"

COMPLEXITY ANNUAL FINANCIAL STATEMENTS

(see attached)

Nextgen Tech LLC. dba/Complexity Gaming
Financial Statements
(Expressed in Canadian dollars)

For the Years Ended December 31, 2020 and 2019

Nextgen Tech LLC Financial statements For the years ended December 31 2019 and 2020 (Expressed in Canadian dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of Nextgen Tech LLC

Opinion on the Financial Statements

We have audited the accompanying statements of financial position of Nextgen Tech LLC (the "Company") as of December 31, 2020 and 2019, and January 1, 2019, and the related statements of operations and other comprehensive loss, statements of changes in members' capital, and statements of cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements").

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

September 9, 2021

Nextgen Tech LLC Statements of Financial Position (Expressed in Canadian dollars)

As at	Notes	December 31, 2020	December 31, 2019	January 1, 2019
ASSETS

Current
Cash		$357,158	$1,276,494	$1,260,069
Account receivables	5	1,044,583	402,637	241,954
Loan to members	7	1,273,200	1,298,800	1,364,200
Other assets	8	1,317,395	2,475,722	248,472
Total current assets		3,992,336	5,453,653	3,114,695
Property and equipment	6	5,020,568	5,592,026	1,408,074
Long-term investment	9	-	49,196	80,864
Right-of-use assets	10	1,834,053	2,432,209	-
Total assets		$10,846,957	$13,527,084	$4,603,633

LIABILITIES
Other payables and accrued liabilities	11	$461,266	$442,061	$868,073
Contract liabilities		-	42,833	-
Lease liabilities	12	533,387	490,299	-
Total current liabilities		994,653	975,193	868,073
Lease liabilities	12	1,410,584	1,978,164	-
Borrowing	13	638,475	-	-
Total liabilities		3,043,712	2,953,357	868,073

Members' Capital
Members' contribution	14	29,496,618	23,459,868	9,958,660
Translation reserves		(403,308)	(332,334)	(52,323)
Accumulated losses		(21,290,065)	(12,553,807)	(6,170,777)
Total partners' capital		7,803,245	10,573,727	3,735,560
Total liabilities and partners' capital		$10,846,957	$13,527,085	$4,603,633

Commitments and contingencies (Note 20)
Subsequent events (Note 21)

Approved by the Board of Directors on September 9, 2021

"Kevin Wright", Director	"Justin Kenna", Director

The accompanying notes are an integral part of these financial statements. 4

Nextgen Tech LLC Statements of Operations and Other Comprehensive Loss (Expressed in Canadian dollars)

		Year ended	Year ended
	Notes	December 31, 2020	December 31, 2019
Revenues	15
Sponsorships		$3,416,306	$3,141,200
Winnings		1,572,683	214,906
Royalties		35,892	479,993
Player buyout		-	371,532
League fees		-	365,581
Other revenue		15,634	20,920
Total revenues		5,040,515	4,594,132
Cost of revenues		(6,579,071)	(4,924,805)
Gross loss		(1,538,556)	(330,673)

Operating expenses
Salaries and wages		3,541,802	2,760,239
Professional fees		282,259	379,807
Office and general		1,502,658	1,402,841
Travel		551,454	538,615
Depreciation		1,065,712	700,538
Advertising and promotion		75,239	101,279
Other income/expenses		(14,125)	20,070
Total operating expenses		7,004,999	5,903,389
Finance costs	16	192,703	148,968
Net loss for the year		$(8,736,258)	$(6,383,030)

Cumulative translation adjustments		(70,974)	(280,011)

Decrease in net assets attributable to members from operations		$(8,807,232)	$(6,663,041)

The accompanying notes are an integral part of these financial statements. 5

Nextgen Tech LLC Statements of Changes in Members' Capital (Expressed in Canadian dollars)

		Members'		Accumulated		Translation		Total members'
		Capital		losses		reserves		capital
	$		$		$		$
Balance, January 1, 2019		9,958,660		(6,170,777)		(52,323)		3,735,560
Members' contribution		13,501,208		-		-		13,501,208
Net loss for the year		-		(6,383,030)		-		(6,383,030)
Other comprehensive loss		-		-		(280,011)		(280,011)
Balance, December 31, 2019		23,459,868		(12,553,807)		(332,334)		10,573,727
Members' contribution		6,036,750		-		-		6,036,750
Net loss for the year		-		(8,736,258)		-		(8,736,258)
Other comprehensive loss		-		-		(70,974)		(70,974)
Balance, December 31, 2020		29,496,618		(21,290,065)		(403,308)		7,803,245

The accompanying notes are an integral part of these financial statements. 6

Nextgen Tech LLC Statements of Cash Flows (Expressed in Canadian dollars)

	Year ended	Year ended
	December 31, 2020	December 31, 2019
Operating activities
Net losses for the year	$(8,736,258)	$(6,383,030)
Adjustments for:
Depreciation for property and equipment	485,980	318,256
Depreciation for right-of-use asset	579,732	382,282
Finance costs	192,703	148,968
Net cash outflow before working capital change	(7,477,843)	(5,533,524)
Account receivables	(641,945)	(160,683)
Other assets	1,158,322	(2,227,249)
Other payables and accrued liabilities	19,207	(426,011)
Net cash used in operating activities	$(6,942,259)	$(8,347,467)

Financing activities
Members' contribution	6,036,750	13,501,208
Interests paid	(192,703)	(148,968)
Repayments of lease liabilities	(466,026)	(325,172)
Loan proceed	638,475	-
Net cash provided by financing activities	$6,016,496	$13,027,068

Investing activities
Refund of capital upon dissolution of long-term investment	47,397	-
Purchase of property and equipment	-	(5,016,782)
Cash provided by (used in) investing activities	$47,397	$(5,016,782)

Effect of exchange rates changes on cash	(40,970)	353,606
Change in cash	(919,336)	16,425

Cash, at the beginning of the year	$1,276,494	$1,260,069
Cash, at the end of the year	$357,158	$1,276,494

The accompanying notes are an integral part of these financial statements. 7

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

1. Nature of operations and going concern

NextGen Tech LLC (the "Company" or "Complexity Gaming") is a limited liability company incorporated under the laws of the State of Texas, United States by Articles of Organization dated February 16, 2007. Complexity Gaming is a leading esports organization, which fields world-class esports teams in CS:GO, Fortnite, Valorant, APEX Legends, Hearthstone, Madden Football and FIFA soccer. The principal activity of the Company is esports team management in which the Company generates revenue from sponsorship, winnings, royalties, player buyouts and merchandise sales. The Company's registered head office is located at 570 East Commerce, Fairfield, Texas, 75840.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. Such adjustments could be material. The Company may periodically have to raise funds to continue operations and there is no assurance it will be able to do so in the future.

2. Basis of presentation

These financial statements and notes thereto present the Company's financial results of operations and financial position under International Financial Reporting Standards ("IFRSs") as issued by the International Accounting Standards Board ("IASB") as at December 31, 2019 and 2020. In 2019, the Company adopted IFRSs for the first time in accordance with IFRS 1 First Time Adoption of International Financial Reporting Standards.

Basis of measurement

The financial statements have been prepared on the historical cost basis, unless otherwise disclosed. The financial statements have been prepared on an accrual basis except for cash flow information.

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements:

Functional currency and foreign currency transactions

The financial statements are presented in Canadian dollars, whereas the Company's functional currency is the United States dollars ("USD"). All amounts have been rounded to the nearest dollar, unless otherwise indicated.

Transactions in foreign currencies are translated into the entities' functional currency at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the statement of financial position dates. Non-monetary items in a foreign currency are measured in terms of historical cost and are translated using the exchange rates on the dates of the initial transactions. All differences are taken to profit or loss in the years in which they arise.

The assets and liabilities of foreign operations are translated at the exchange rates at the reporting date to the presentation currency. The income and expenses of foreign operations are translated at the exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserves.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

3. Significant accounting policies (continued)

Property and equipment

Property and equipment are initially recorded at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment, if any. Depreciation is calculated using the straight-line method based on the following estimated useful lives:

Computer equipment 3   years

Furniture and fixture 7   years

Leasehold improvement 15 years

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Revenue recognition

The Company generates revenue from sponsorship, winnings, royalties, player buyout, league fees and other revenue. The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when "control of the goods or services underlying the particular performance obligation is transfer to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transfer over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

• the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs;

• the Company's performance creates and enhances an asset that the customer controls as the Company performs; or

• the Company's performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

Over time revenue recognition: measurement of progress towards complete satisfaction of a performance obligation.

Output method

The progress towards complete satisfaction of a performance obligation is measured based on output method, which is to recognize revenue on the basis of direct measurements of the value of the goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract, that best depict the Company's performance in transferring control of goods or services.

Sponsorship revenue

Sponsorship revenue is recognized over the period during which the services are performed. Revenue and income from custom service contracts are determined on the percentage of completion method.

Winnings

The Company earns prize revenue from its winnings from various esports tournaments and competitions. Revenue is recognized once the competition ends.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

3. Significant accounting policies (continued)

Revenue recognition (continued)

Player buyout

The Company earns buyout revenue from fees charged to competing esports teams for the buyout of contracted players. The revenue is recognized when the transfer of the contracts is completed.

League fees, winnings, royalties, and other revenue

The Company earns league fees from the Complexity Gaming teams being participants in certain various esports leagues. These fees are recognized when the league ends. Winnings are recognized upon player teams completes and wins game matches. Royalties and other revenue are recognized once the services have been provided and concurred with customers.

Financial instruments

Financial assets

Initial recognition and measurement

Non-derivative financial assets are classified and measured as "financial assets at fair value", as either fair value through profit or loss ("FVPL") or fair value through other comprehensive income ("FVOCI"), and "financial assets at amortized costs", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

Account receivables are initially recognized when they are originated. All other financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement - Financial assets at amortized cost

After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in profit or loss. Financial assets are adjusted for any expected credit losses ("ECL"). The Company has classified cash and account receivables as financial assets measured at amortized cost.

Equity instruments designated as at FVTPL

Financial assets measured at FVPL include financial assets management intends to sell in the short term and any derivative financial instrument that is not designated as a hedging instrument in a hedge relationship. Financial assets measured at FVPL are carried at fair value in the consolidated statements of financial position with changes in fair value recognized in other income or expense in the consolidated statements of loss. The Company's other investments are classified as financial assets at FVPL.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

3. Significant accounting policies (continued)

Financial instruments (continued)

Impairment of financial assets

The Company's financial assets subject to impairment are account receivables, loan to members and bank balances, which are measured at amortized cost. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument.  In contrast, 12-month ECL ("12m ECL") represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date.  Assessment are done based on the Company's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for account receivables.  The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, account receivables have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial application, the Company recognizes lifetime ECL.  The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost. The Company's financial liabilities include account payables and accrued liabilities. Account payables and accrued liabilities are measured at amortized cost. All financial liabilities are recognized initially at fair value.

Subsequent measurement - Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when, and only when, the Company's obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in profit or loss.

Cash

Cash in the statements of financial position comprises cash at banks.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

3. Significant accounting policies (continued)

Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

Members' capital

The limited partners of the Company share the profit and loss of the Company in proportion to the amount of partnership interest owned by each partner except that no limited partners shall be liable for obligations of the Company in excess of its capital contribution and profit, if any, net of distributions.

Income taxes

Income taxes have not been provided as each partner is individually liable for the taxes, if any, on its share of the Partnership's income and expenses.

GAAP provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Partnership's financial statements to determine whether the tax positions are "more-likely-than-not" to be sustained by the applicable tax authority. Tax positions with respect to tax at the Partnership level not deemed to meet the "more-likely-than-not" threshold would be recorded as a tax expense in the current year. The General Partner concluded that no provision for income tax is required in the Partnership's financial statements.

The Partnership files U.S. federal and various state and local tax returns. No income tax returns are currently under examination. In general the statute of limitations of the Partnership's U.S. federal tax returns remains open three years after a tax return is filed. The statutes of limitations on the Partnership's state and local tax returns may remain open for an additional year depending upon the jurisdiction. Management does not believe that there are any uncertain tax positions that require recognition of a tax liability.

Leases

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. At inception or on reassessment of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative standalone prices.

The Company has applied the following practical expedients as permitted under the new IFRS 16 standard:

(i) Leases with a remaining lease term of fewer than twelve months can be classified as short-term leases.

(ii) Leases of low dollar value continue to be expensed as incurred.

(iii) Any immaterial rent concessions and deferrals as a direct consequence of the COVID-19 pandemic are not treated as lease modifications.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

3. Significant accounting policies (continued)

Leases (Continued)

Lease Liabilities

The Company recognized a lease liability and right-of-use asset for its premises leases On April 9, 2019 (the commencement date of lease agreement). The lease liability is measured at the present value of the lease payments as of April 9, 2019, discounted using incremental borrowing rate. On April 9, 2019, the Company recognized the lease liability and right of use assets at amount of $2,867,113 for its premises leases by discounting the lease payments of $3,503,224 at 8.29% per annum.

Right-of-use Asset

At April 9, 2019, the Company recognized the right-of-use asset as $2,867,113, which has been initially calculated at an amount equal to the initial value of the lease liability. The right-of-use assets will be depreciated using the straight-line over the lease term and tested for impairment in accordance with IAS 36, Impairment of Assets.

4. Critical judgements and estimation uncertainties

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the financial statements. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these financial statements are outlined below:

Assets' carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

Contingencies and estimates

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

4. Critical judgements and estimation uncertainties (continued)

Functional currency

Functional currency is the currency of the primary economic environment in which the Company operates. If indicators of the primary economic environment are mixed, then management uses its judgement to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

Expected credit losses

Determining an allowance for ECLs requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management's judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Estimated useful life of property and equipment

Management estimates the useful lives of property and equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for deprecation of property and equipment for any period are affected by these estimated useful lives. The estimates are reviewed at each reporting date and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company's property and equipment in the future.

Revenue recognition

In its determination of the amount and timing of revenue to be recognized, management relies on assumptions and estimates supporting its revenue recognition policy. Estimates of the percentage of completion for applicable customer projects are based upon current actual and forecasted information and contractual terms.

5. Account receivables

	December 31, 2020	December 31, 2019	January 1, 2019

Account Receivables from:

Player Buyouts	$-	$97,410	$-
Royalties	781,366	81,980	451
Sponsorships	250,509	210,284	131,447
Winnings	12,708	12,963	110,056

	$1,044,583	$402,637	$241,954

Account receivables are dominated in USD. As at December 31, 2020, none of the account receivables have been past due for more than 90 days and is not considered as in default after considering the creditworthiness and repayment history of these debtors. The Company does not hold any collateral over these balances.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

6. Property and equipment

	Computer Equipment	Furniture and Fixture	Building - Construction in Progress	Total
Cost:
Balance, January 1, 2019	$5,972	$64,524	$1,363,677	$1,434,173
Additions	$157,398	$162,617	$4,242,957	$4,562,972
Balance, December 31, 2019	163,370	227,141	5,606,634	5,997,145
Balance, December 31, 2020	$163,370	$227,141	$5,606,634	$5,997,145

Depreciation:
Balance, January 1, 2019	$1,327	$4,609	$20,163	$26,099
Depreciation charge	24,750	32,247	261,259	318,256
Balance, December 31, 2019	26,077	36,856	281,422	344,355
Depreciation charge	56,148	48,270	381,562	485,980
Balance, December 31, 2020	$82,225	$85,126	$662,984	$830,335

Net book values:
As at December 31, 2020	$81,145	$142,015	$4,943,650	$5,166,810
Other comprehensive loss from foreign currency adjustment				(146,242)
	$81,145	$142,015	$4,943,650	$5,020,568

As at December 31, 2019	$137,293	$190,285	$5,325,212	$5,652,790
Other comprehensive loss from foreign currency adjustment				(60,764)
	$137,293	$190,285	$5,325,212	$5,592,026

As at January 1, 2019	$4,645	$59,915	$1,343,514	$1,408,074

7. Loan to members

The loan is unsecured and denominated in USD.

As at December 31, 2020, the Company had $1,273,200 (2019 - $1,298,800) or equivalent to USD $1,000,000 for both years of loan receivable from its key management personnel. Such amounts are unsecured, bearing interest at the short-term applicable Federal Rate published by the Internal Revenue Service and in effect on the issuance date (October 16, 2017), and maturing in October 2020.

The loan agreement was restated and the loan was transferred to members in October 2020. The loan and accrued interest were distributed to members on March 31, 2021 (Note 20).

8. Other assets

Other assets consist of acquiring costs of players, other receivables, and deposits. Acquisition costs of players are amortized on a straight-line basis over the players' contract terms.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

9. Long-term investment

$

Balance, January 1, 2019	59,276

Loss from investee	(21,398)

Balance, December 31, 2019	37,878

Loss from investee	(2,547)

Return of capital on dissolution	(35,331)

Balance, December 31, 2020	-

The long-term investment represents the Company's ownership interests in a limited liability company (the "investee"), and has been classified as financial asset at fair value through profit or loss. The investee was dissolved during the year ended December 31, 2020 and the long-term investment has been fully returned to the Company.

10. Right-of-use assets

The right-of-use assets are in the form of lease with a carrying amount of $2,867,113 at lease commencement . The amortization charge in the year ended December 31, 2020 was $579,532 (2019 - $382,282).

Refer to Note 12 for information pertaining to the Company's lease arrangement in which it is a lessee.

11. Other payables and accrued liabilities

	December 31, 2020	December 31, 2019	January 1, 2019

Accounts Payables and Accrued Liabilities	$141,533	$262,874	$601,724
Payroll Liabilities	319,735	179,188	266,349

	$461,268	$442,062	$868,073

12. Lease liabilities

The Company leases a building in Frisco, Texas. The lease commenced on April 9, 2019 and expires in April 2024.

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expenses and a reduction of the lease liability using the Company's incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liabilities.

For the year ended December 31, 2020, the Company recognized $192,703 (2019 - $148,894) in interest expense related to its lease liabilities.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

12. Lease liabilities (continued)

A reconciliation of the lease liabilities for the years ended December 31, 2020 and 2019 is as follows:

	December 31, 2020	December 31, 2019

Balance, beginning of year	$2,468,463	$-
Lease commencement	-	2,867,113
Cash outflows	(694,066)	(494,138)
Finance costs	192,703	148,894
Other comprehensive income due to foreign currency adjustment	(23,129)	(53,406)

	$1,943,971	$2,468,463

	December 31, 2020	December 31, 2019

Lease Liability - current	$533,387	$490,299
Lease Liability - non-current	1,410,584	1,978,164

	$1,943,971	$2,468,463

The contractual undiscounted cashflows are as follows:

Less than 1 year	$669,587.02	$671,973.79
2 to 5 years	$1,558,991.62	$2,273,388.26
Total	$2,228,578.64	$2,945,362.06

13. Borrowing

The Company received a Paycheck Protection Program ("PPP") loan from J.P. Morgan in the amount of $638,475 (equivalent to USD$501,473) under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan expires in two years from drawn down date.

Subsequent to December 31, 2020, the Company received full forgiveness of the balance. Details are set out in Note 20.

14. Members' capital

		Members' Capital
	$
Balance, January 1, 2019		9,958,660
Members' contribution		13,501,208
Balance, December 31, 2019		23,459,868
Members' contribution		6,036,750
Balance, December 31, 2020		29,496,618

For the year ended December 31, 2020, the Company received cash contribution of $4,527,562 (2019 - $10,125,905) from Blue & Silver Ventures, Limited and $1,509,188 (2019 - $3,375,302) from Goff Nextgen Holdings, LLC. The considerations are received in full by cash in the respective years.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

15. Finance costs

	December 31, 2020	December 31, 2019

Interests on lease liabilities	$192,703	$148,894
Others	-	74

	$192,703	$148,968

16. Income taxes expense

No provision for income taxes has been recorded in these financial statements as the profits or loss of the Company is allocated to the members of the Company, who are responsible for any income taxes applicable thereto.

17. Financial instruments

The Company's financial instruments comprise bank balances, amounts receivables, loan to members, refundable deposits, other payables and accrued liabilities, and borrowing.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise bank balances, account receivables and loan to members, the Company's exposure to credit risk arises from default of counterparty, with a maximum exposure equal to the carrying amount of these instruments. Bank balances are held with high credit quality financial institutions.  Accordingly, no allowance for credit loss has been made as the risk of default is minimal.

With respect to credit risk arising from the account receivables and loan to members, the Company's exposure to credit risk arising from default of counterparties are limited after considering the repayment history and creditworthiness of the debtors. The Company does not expect any material loss for uncollected receivable from the parties.  Accordingly, no allowance for credit loss has been made for these balances.

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. The Company has procedures with the objective of managing such risk, such as monitoring cash flow on a continuous basis through short and medium-term cash planning and maintaining sufficient cash. The ability to do this relies on the Company collecting its accounts receivable in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

17. Financial instruments (continued)

Liquidity risk (continued)

The Company's financial liabilities at December 31, 2020 and 2019 include account payables and accrued liabilities that were based on contractual undiscounted payments that are all due in less than one year. Contractual obligation for payment includes lease liabilities. Except for lease liabilities, all financial liabilities are expected to be settled within 1 year from the year end.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at December 31, 2020 and 2019, the Company did not have any financial instruments subject to significant interest rate risks.

Capital management

The capital of the Company consists of members' capital. The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to the members of the Company through the optimization of the debt and equity balance. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the raising of capital or by securing strategic partners. The outcome of these activities is uncertain. The Company's capital management objectives, policies and processes have remained unchanged during the years ended December 31, 2020 and 2019.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body.

Fair value

A fair value hierarchy prioritizes the methods and assumptions used to develop fair value measurements for those financial assets where fair value is recognized on the statements of financial position. These have been prioritized into three levels.

  Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly
  Level 3 - Inputs for the asset or liability that are not based on observable market data.

Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgement.

The fair values of the Company's short-term financial instruments, including cash, amounts receivable, and accounts payable and accrued liabilities, approximate their carrying values due to the short period of time to maturity.

The fair value of the unlisted equity investment is determined based on realizable values of the membership interests in the investee at respective reporting period end.

During the years ended December 31, 2020 and 2019, there were no transfers between the levels within the fair value hierarchy.

Nextgen Tech LLC Notes to the financial statements For the years ended December 31, 2020 and 2019 (Expressed in Canadian dollars)

18. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

Key management personnel compensation for the year ended December 31, 2020 was $501,900 (2019 - $481,309).

As at December 31, 2020, the Company had $1,273,200 (2019 - $1,298,800) or equivalent to USD$1,000,000 for both years of loan receivable from its key management personnel. Such amounts are unsecured, bearing interest at  the short-term applicable Federal Rate published by the Internal Revenue Service and in effect on the issuance date (October 16, 2017), and maturing in October 2020 (Note 7).

19. Commitments and contingencies

Legal

The Company may be subject to various claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company's financial condition, operations, or liquidity.

Novel Coronavirus

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

20. Subsequent events

Loan to members

Subsequent to the year ended 31 December 2020, the Company entered an amendment and restatement of promissory note to its key management personnel. The original note was dated October 16, 2017 for the amount of USD $1,000,000. This amendment transferred the loan to the members in October 2020 and the full amount including interest were distributed to members in March 2021 (Note 6).

Borrowing

The Company received a Paycheck Protection Program ("PPP") loan from J.P. Morgan in the amount of $638,475 (equivalent to USD$501,473) under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The Company has received full forgiveness of the loan on July 12, 2021.

SCHEDULE "B"

COMPLEXITY INTERIM FINANCIAL STATEMENTS

(see attached)

Nextgen Tech LLC. dba/Complexity Gaming
Financial Statements
(Expressed in Canadian dollars)

For the Six-Month Periods Ended June 30, 2021 and 2020

Nextgen Tech LLC Financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

Nextgen Tech LLC Statements of Financial Position (Expressed in Canadian dollars)

As at	Notes	June 30, 2021 (unaudited)	December 31, 2020 (audited)
ASSETS

Current
Bank balances		$538,385	$357,158
Account receivables	5	112,319	1,044,583
Loan to members	7	-	1,273,200
Other assets	8	1,674,262	1,317,395
Total current assets		2,324,966	3,992,336
Property and equipment	6	4,704,833	5,020,568
Right-of-use assets	11	1,468,753	1,834,053
Total assets		$8,498,552	$10,846,957

LIABILITIES
Other payables and accrued liabilities	10	$608,068	$461,266
Contract liabilities		-	-
Lease liabilities	12	546,539	533,387
Total current liabilities		1,154,607	994,653
Lease liabilities	12	1,098,318	1,410,584
Borrowing	13	621,526	638,475
Total liabilities		2,874,451	3,043,712

Members' Capital
Members' contribution	14	31,573,373	29,496,618
Translation reserves		(755,731)	(403,308)
Accumulated losses		(25,193,541)	(21,290,065)
Total members' capital		5,624,101	7,803,245
Total liabilities and members' capital		$8,498,552	$10,846,957

Subsequent events (Note 18)

Approved by the Board of Directors on September 9, 2021

"Kevin Wright", Director	"Justin Kenna", Director

The accompanying notes are an integral part of these financial statements. 4

Nextgen Tech LLC Statements of Operations and Other Comprehensive loss (Expressed in Canadian dollars)

		Three-month ended	Three-month ended	Six-month ended	Six-month ended
	Note	March 31, 2021	March 31, 2020	June 30, 2021	June 30, 2020
Revenues
Sponsorships		$674,015	$526,950	$1,328,295	$1,401,427
Winnings		23,407	47,061	158,332	83,102
Royalties		-	156	-	22,897
Player buyout		81,075	-	81,075	-
Other revenue		-	4,057	-	12,777
Total revenues		778,497	578,224	1,567,702	1,520,203
Cost of revenues		(981,701)	(1,783,476)	(2,650,695)	(3,033,225)
Gross loss		(203,205)	(1,205,252)	(1,082,993)	(1,513,022)

Operating expenses
Salaries and wages		593,643	1,099,274	1,100,064	1,963,525
Professional fees		62,815	126,839	99,675	174,661
Office and general		354,218	66,151	875,125	109,274
Travel		111,472	256,800	181,568	343,426
Depreciation		229,581	299,509	452,363	526,120
Advertising and promotion		18,308	12,284	26,697	16,368
Other income/expenses		12,552	-	12,420	(8,597)
Total operating expenses		1,382,590	1,860,857	2,747,912	3,124,777
Finance costs	14	35,493	49,901	72,571	101,298
Net loss for the period		$(1,621,286)	$(3,116,010)	$(3,903,476)	$(4,739,097)

Cumulative translation adjustments		(188,115)	343,075	(352,423)	642,733

Decrease in net assets attributable to partners from operations		$(1,809,401)	$(2,772,935)	$(4,255,899)	$(4,096,364)

The accompanying notes are an integral part of these financial statements. 5

Nextgen Tech LLC Statements of Changes in Members' Capital (Expressed in Canadian dollars)

		Members' Capital		Accumulated losses		Translation reserves		Total members' capital
	$		$		$		$
Balance, January 1, 2020 (audited)		23,459,868		(12,553,807)		(332,334)		10,573,727
Members' contribution		2,388,873		-		-		2,388,873
Net loss for the period		-		(4,739,097)		-		(4,739,097)
Other comprehensive gain		-		-		642,733		642,733
Balance, June 30, 2020 (unaudited)		25,848,741		(17,292,904)		310,399		8,866,236

Balance, January 1, 2021 (audited)		29,496,618		(21,290,065)		(403,308)		7,803,245
Members' contribution		3,349,955		-		-		3,349,955
Distribution of loan to members		(1,273,200)		-		-		(1,273,200)
Net loss for the period		-		(3,903,476)		-		(3,903,476)
Other comprehensive loss		-		-		(352,423)		(352,423)
Balance, June 30, 2021 (unaudited)		31,573,373		(25,193,541)		(755,731)		5,624,101

The accompanying notes are an integral part of these financial statements. 6

Nextgen Tech LLC Statements of Cash Flows (Expressed in Canadian dollars)

	Period ended	Period ended
	June 30, 2021 (unaudited)	June 30, 2020 (unaudited)
Operating activities
Net losses for the period	$(3,903,476)	$(4,739,097)
Adjustments for:
Depreciation for property and equipment	183,615	231,996
Depreciation for right-of-use assets	268,748	294,123
Finance costs	72,571	101,298
Net cash outflow before working capital change	(3,378,542)	(4,111,680)
Account receivables	952,393	367,213
Other assets	(319,396)	1,461,910
Other payables and accrued liabilities	142,465	(275,661)
Net cash used in operating activities	$(2,603,080)	$(2,558,218)

Financing activities
Members' contribution	3,349,955	2,388,873
Interests paid	(72,571)	(101,298)
Repayments of lease liabilities	(254,525)	(239,764)
Net cash provided by financing activities	$3,022,859	$2,047,811

Effect of exchange rates changes on cash	(238,552)	239,447
Change in cash	181,227	(270,960)

Cash, at the beginning of the period	$357,158	$1,276,494
Cash, at the end of the year, represented by bank balances	$538,385	$1,005,534

The accompanying notes are an integral part of these financial statements. 7

Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

1. Nature of operations and going concern

NextGen Tech LLC (the "Company" or "Complexity Gaming") is a limited liability company incorporated under the laws of the State of Texas, United States by Articles of Organization dated February 16, 2007. Complexity Gaming is a leading esports organization, which fields world-class esports teams in CS:GO, Fortnite, Valorant, APEX Legends, Hearthstone, Madden Football and FIFA soccer. The principal activity of the Company is esports team management in which the Company generates revenue from sponsorship, winnings, royalties, player buyouts and merchandise sales. The Company's registered head office is located at 570 East Commerce, Fairfield, Texas, 75840.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying financial statements. Such adjustments could be material. The Company may periodically have to raise funds to continue operations and there is no assurance it will be able to do so in the future.

2. Basis of presentation

Basis of measurement

The financial statements have been prepared on the historical cost basis, unless otherwise disclosed. The financial statements have been prepared on an accrual basis except for cash flow information.

3. Significant accounting policies

The accounting policies set out below have been applied consistently to all periods presented in these financial statements:

Functional currency and foreign currency transactions

The financial statements are presented in Canadian dollars, whereas the Company's functional currency is the United States dollars ("USD"). All amounts have been rounded to the nearest dollar, unless otherwise indicated.

Transactions in foreign currencies are translated into the entities' functional currency at the exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the statement of financial position dates. Non-monetary items in a foreign currency are measured in terms of historical cost and are translated using the exchange rates on the dates of the initial transactions. All differences are taken to profit or loss in the years in which they arise.

The assets and liabilities of foreign operations are translated at the exchange rates at the reporting date to the presentation currency. The income and expenses of foreign operations are translated at the exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income and accumulated in the translation reserve.

8

Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

3. Significant accounting policies (continued)

Property and equipment

Property and equipment are initially recorded at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment, if any. Depreciation is calculated using the straight-line method based on the following estimated useful lives:

Computer equipment 3   years

Furniture and fixture 7   years

Leasehold improvement 15 years

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. All other repairs and maintenance are charged to profit or loss during the financial period in which they are incurred.

Revenue recognition

The Company generates revenue from sponsorship, winnings, royalties, player buyout, league fees and other revenue. The Company recognizes revenue when (or as) a performance obligation is satisfied, i.e. when "control of the goods or services underlying the particular performance obligation is transfer to the customer.

A performance obligation represents a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same.

Control is transfer over time and revenue is recognized over time by reference to the progress towards complete satisfaction of the relevant performance obligation if one of the following criteria is met:

• the customer simultaneously receives and consumes the benefits provided by the Company's performance as the Company performs;

• the Company's performance creates and enhances an asset that the customer controls as the Company performs; or

• the Company's performance does not create an asset with an alternative use to the Company and the Company has an enforceable right to payment for performance completed to date.

Otherwise, revenue is recognized at a point in time when the customer obtains control of the distinct good or service.

Over time revenue recognition: measurement of progress towards complete satisfaction of a performance obligation

Output method

The progress towards complete satisfaction of a performance obligation is measured based on output method, which is to recognize revenue on the basis of direct measurements of the value of the goods or services transferred to the customer to date relative to the remaining goods or services promised under the contract, that best depict the Company's performance in transferring control of goods or services.

Sponsorship revenue

Sponsorship revenue is recognized over the period during which the services are performed. Revenue and income from custom service contracts are determined on the percentage of completion method.

Winnings

The Company earns prize revenue from its winnings from various esports tournaments and competitions. Revenue is recognized once the competition ends.

9

Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

3. Significant accounting policies (continued)

Revenue recognition (continued)

Player buyout

The Company earns buyout revenue from fees charged to competing esports teams for the buyout of contracted players. The revenue is recognized when the transfer of the contracts is completed.

League fees, winnings, royalties, and other revenue

The Company earns league fees from the Complexity Gaming teams being participants in certain various esports leagues. These fees are recognized when the league ends. Winnings are recognized upon player teams completes and wins game matches. Royalties and other revenue are recognized once the services have been provided and concurred with customers.

Financial instruments

Financial assets

Initial recognition and measurement

Non-derivative financial assets are classified and measured as "financial assets at fair value", as either fair value through profit or loss ("FVPL") or fair value through other comprehensive income ("FVOCI"), and "financial assets at amortized costs", as appropriate. The Company determines the classification of financial assets at the time of initial recognition based on the Company's business model and the contractual terms of the cash flows.

Account receivables are initially recognized when they are originated. All other financial assets are recognized initially at fair value plus, in the case of financial assets not at FVPL, directly attributable transaction costs on the trade date at which the Company becomes a party to the contractual provisions of the instrument.

Subsequent measurement - Financial assets at amortized cost
After initial recognition, financial assets measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the Effective Interest Rate ("EIR") method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR. The EIR amortization is included in finance income in profit or loss. Financial assets are adjusted for any expected credit losses ("ECL"). The Company has classified cash and account receivables as financial assets measured at amortized cost.

Equity instruments designated as at FVOCI

Investments in equity instruments at FVOCI are subsequently measured at fair value with gains and losses arising from changes in fair value recognized in other comprehensive income and accumulated in the investment reserve; and are not subject to impairment assessment. The cumulative gain or loss will not be reclassified to profit or loss on disposal of the equity investments and will continue to be held in the investment reserve.

Dividends from these investments in equity instruments are recognized in profit or loss when the Company's right to receive the dividends is established unless the dividends clearly represent a recovery of part of the cost of the investment. Dividends are included in the "other income" in profit or loss.

Derecognition

A financial asset is derecognized when the contractual rights to the cash flows from the asset expire, or the Company no longer retains substantially all the risks and rewards of ownership.

10

Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

3. Significant accounting policies (continued)

Financial instruments (continued)

Impairment of financial assets

The Company's financial assets subject to impairment are account receivables, contract assets, deposits and bank balances, which are measured at amortized cost. The amount of ECL is updated at each reporting date to reflect changes in credit risk since initial recognition.

Lifetime ECL represents the ECL that will result from all possible default events over the expected life of the relevant instrument.  In contrast, 12-month ECL ("12m ECL") represents the portion of lifetime ECL that is expected to result from default events that are possible within 12 months after the reporting date.  Assessments are done based on the Company's historical credit loss experience, adjusted for factors that are specific to the debtors, general economic conditions and an assessment of both the current conditions at the reporting date as well as the forecast of future conditions.

The Company always recognizes lifetime ECL for account receivables.  The Company has elected to apply the simplified approach to impairment as permitted by IFRS 9, which requires the expected lifetime loss to be recognized at the time of initial recognition of the receivable. To measure estimated credit losses, account receivables have been grouped based on shared credit risk characteristics, including the number of days past due. An impairment loss is reversed in subsequent periods if the amount of the expected loss decreases and the decrease can be objectively related to an event occurring after the initial impairment was recognized.

For all other instruments, the Company measures the loss allowance equal to 12m ECL, unless when there has been a significant increase in credit risk since initial application, the Company recognizes lifetime ECL.  The assessment of whether lifetime ECL should be recognized is based on significant increases in the likelihood or risk of a default occurring since initial recognition.

Financial liabilities

Initial recognition and measurement

Financial liabilities are measured at amortized cost. The Company's financial liabilities include account payables and accrued liabilities. Account payables and accrued liabilities are measured at amortized cost. All financial liabilities are recognized initially at fair value.

Subsequent measurement - Financial liabilities at amortized cost

After initial recognition, financial liabilities measured at amortized cost are subsequently measured at the end of each reporting period at amortized cost using the EIR method. Amortized cost is calculated by taking into account any discount or premium on acquisition and any fees or costs that are an integral part of the EIR.

Derecognition

A financial liability is derecognized when, and only when, the Company's obligation under the liability is discharged, cancelled or expires with any associated gain or loss recognized in other income or expense in profit or loss.

Bank balances

Bank balances in the statements of financial position comprises cash at banks.

11

Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

3. Significant accounting policies (continued)

Related party transactions

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered related if they are subject to common control or significant influence. A transaction is considered a related party transaction when there is a transfer of resources or obligations between related parties.

Members' capital

The limited partners of the Company ("limited partners") share the profit and loss of the Company in proportion to the amount of partnership interest owned by each partner except that no limited partners shall be liable for obligations of the Company in excess of its capital contribution and profit, if any, net of distributions.

4. Critical judgements and estimation uncertainties

The preparation of these consolidated financial statements requires management to make judgments and estimates and form assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Such estimates primarily relate to unsettled transactions and events as at the date of the financial statements. On an ongoing basis, management evaluates its judgments and estimates in relation to assets, liabilities, revenues, and expenses. Management uses historical experience and various other factors it believes to be reasonable under the given circumstances as the basis for its judgments and estimates. Actual outcomes may differ from these estimates under different assumptions and conditions. Significant estimates and judgments made by management in the preparation of these financial statements are outlined below:

Assets' carrying values and impairment charges

In the determination of carrying values and impairment charges, management looks at the higher of recoverable amount or fair value less costs to sell in the case of assets and at objective evidence, significant or prolonged decline of fair value on financial assets indicating impairment. These determinations and their individual assumptions require that management make a decision based on the best available information at each reporting period.

12

Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

4. Critical judgements and estimation uncertainties (continued)

Contingencies and estimates

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgement and estimates of the outcome of future events.

Functional currency

Functional currency is the currency of the primary economic environment in which the Company and its subsidiaries operate. If indicators of the primary economic environment are mixed, then management uses its judgement to determine the functional currency that most faithfully represents the economic effect of underlying transactions, events and conditions.

Expected credit losses

Determining an allowance for ECLs requires management to make assumptions about the historical patterns for the probability of default, the timing of collection and the amount of incurred credit losses, which are adjusted based on management's judgment about whether economic conditions and credit terms are such that actual losses may be higher or lower than what the historical patterns suggest.

Income, value added, withholding and other taxes

The Company is subject to income, value added, withholding and other taxes. Significant judgment is required in determining the Company's provisions for taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. The Company recognizes liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. The determination of the Company's income, value added, withholding and other tax liabilities requires interpretation of complex laws and regulations. The Company's interpretation of taxation law as applied to transactions and activities may not coincide with the interpretation of the tax authorities. All tax related filings are subject to government audit and potential reassessment subsequent to the financial statement reporting period. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the tax related accruals and deferred income tax provisions in the period in which such determination is made.

Estimated useful life of equipment

Management estimates the useful lives of equipment based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of equipment for any period are affected by these estimated useful lives. The estimates are reviewed at each reporting date and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company's equipment in the future.

Revenue recognition

In its determination of the amount and timing of revenue to be recognized, management relies on assumptions and estimates supporting its revenue recognition policy. Estimates of the percentage of completion for applicable customer projects are based upon current actual and forecasted information and contractual terms.

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Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

5. Account receivables

	June 30, 2021 (unaudited)	December 31, 2020 (audited)

Account receivables from:

Royalties	$-	$781,366
Sponsorships	75,425	250,509
Winnings	36,894	12,708
	$112,319	$1,044,583

Account receivables are dominated in USD. As at June 30, 2021, none of the account receivables have been past due for more than 90 days and is not considered as in default after considering the creditworthiness and repayment history of these debtors. The Company does not hold any collateral over these balances.

6. Property and equipment

	Computer Equipment	Furniture and Fixture	Building - Construction in Progress	Total
Cost:
Balance, January 1, 2020 (audited)	$163,370	$227,141	$5,606,634	$5,997,145
Balance, June 30, 2020 (unaudited)	163,370	227,141	5,606,634	5,997,145

Balance, January 1, 2021 (audited)	163,370	227,141	5,606,634	5,997,145
Balance, June 30, 2021 (unaudited)	$163,370	$227,141	$5,606,634	$5,997,145

Depreciation:
Balance, January 1, 2020 (audited)	$26,077	$36,857	$281,422	$344,356
Depreciation charge	23,806	20,542	187,648	231,996
Balance, June 30, 2020 (unaudited)	49,883	57,399	469,070	576,352

Balance, January 1, 2021 (audited)	82,225	85,125	662,984	830,335
Depreciation charge	21,752	18,770	226,879	267,401
Balance, June 30, 2021 (unaudited)	$103,978	$103,895	$889,863	$1,674,087

Net book value:
Balance, June 30, 2021 (unaudited)	$59,392	$123,246	$4,716,771	$4,899,409
Other comprehensive loss from foreign currency adjustment				(194,576)
	$59,392	$123,246	$4,716,771	$4,704,833

Balance, June 30, 2020 (unaudited)	$113,486	$169,743	$5,137,564	$5,420,793
Other comprehensive loss from foreign currency adjustment				(630,708)
	$113,486	$169,743	$5,137,564	$4,790,085

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Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

7. Loan to members

The loan is unsecured and denominated in USD.

As at December 31, 2020, the Company had $1,273,200 or equivalent to USD $1,000,000 for both years of loan receivable from its key management personnel. Such amounts are unsecured, bearing interest at the short-term applicable Federal Rate published by the Internal Revenue Service and in effect on the issuance date (October 16, 2017), and maturing in October 2020.

The loan agreement was restated and the loan was transferred to members in October 2020. The loan and accrued interest were distributed to members on March 31, 2021.

8. Other assets

Other assets consist of acquiring costs of players, other receivables, and deposits. Acquisition costs of players are amortized on a straight-line basis over the players' contract terms.

9. Other payables and accrued liabilities

	June 30, 2021 (unaudited)	December 31, 2020 (audited)

Other payables and accrued liabilities	$601,796	$141,533
Payroll taxes liabilities	6,272	319,735

	$608,068	$461,268

10. Right-of-use assets

The right-of-use assets are in the form of building with a carrying amount of $1,468,753 (December 2020 - $1,834,053). The amortization charge in the period was $268,748 (June 2020 - $294,123).

Refer to Note 11 for information pertaining to the entity's lease arrangement in which it is a lessee.

11. Lease liabilities

The Company leases a building in Frisco, Texas. The lease commenced in 2019 and expires in 2024.

The lease liability is measured at the present value of the lease payments that are not paid at the statement of financial position date. Lease payments are apportioned between interest expense and a reduction of the lease liability using the Company's incremental borrowing rate to achieve a constant rate of interest on the remaining balances of the liability.

For the period ended June 30, 2021, the Company recognized $72,572 (June 2020 - $101,298) in interest expense related to its lease liability.

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Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

11. Lease liabilities (continued)

A reconciliation of the lease liability for the period ended June 30, 2021 and 2020 is as follows:

	June 30, 2021 (unaudited)	December 31, 2020 (audited)

Balance, beginning of year	$1,943,971	$2,468,463
Lease commencement	-	-
Cash outflows	(327,096)	(694,066)
Finance costs	72,571	192,703
Other comprehensive income due to foreign currency adjustment	(44,589)	(23,129)

	$1,644,857	$1,943,971

	June 30, 2021 (unaudited)	December 31, 2020 (audited)

Lease Liability - current	$546,539	$533,387
Lease Liability - non-current	1,098,318	1,410,584

	$1,644,857	$1,943,971

12. Borrowing

The Company received a Paycheck Protection Program ("PPP") loan from J.P. Morgan in the amount of $621,526 (December 2020 - $638,475) (equivalent to USD501,473) under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act.

Subsequent to period end, the Company received full forgiveness of the balance. Details are set out in Note 18.

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Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

13. Members' capital

Members' Capital

Balance, January 1, 2020 (audited)	$23,459,868
Members' contribution	2,388,873
Balance, June 30, 2020 (unaudited)	$25,848,741

Balance, January 1, 2021 (audited)	$29,496,618
Members' contribution	3,349,955
Distribution of loan to members	(1,273,200)
Balance, June 30, 2021 (unaudited)	$31,573,373

For the six-month ended June 30, 2021, the Company received net contribution of $1,557,566 (2019 - $1,791,654) from Blue & Silver Ventures, Limited and $519,189 (2019 - $597,219) from Goff Nextgen Holdings, LLC.

14. Finance costs

	Three-month ended	Three-month ended	Six-month ended	Six-month ended
	March 31, 2021 (unaudited)	March 31, 2020 (unaudited)	June 30, 2021 (unaudited)	June 30, 2020 (unaudited)

Interests on lease liabilities	$35,493	$49,901	$72,571	$101,298

15. Financial instruments

The Company's financial instruments comprise cash, amounts receivables, and accounts payable and accrued liabilities.

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets. With respect to credit risk arising from financial assets of the Company, which comprise bank balances and account receivables, the Company's exposure to credit risk arises from default of counterparty, with a maximum exposure equal to the carrying amount of these instruments. Cash balances are held with high credit quality financial institutions.  Accordingly, no allowance for credit loss has been made as the risk of default is minimal.

With respect to credit risk arising from the account receivables, the Company's exposure to credit risk arising from default of counterparties are limited after considering the repayment history and creditworthiness of the debtors. The Company does not expect any material loss for uncollected receivable from the parties.  Accordingly, no allowance for credit loss has been made.

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Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

15. Financial instruments (continued)

Liquidity risk

Liquidity risk is the risk that arises when the maturity of assets and liabilities does not match. The Company has procedures with the objective of managing such risk, such as monitoring cash flow on a continuous basis through short and medium-term cash planning and maintaining sufficient cash. The ability to do this relies on the Company collecting its accounts receivable in a timely manner and by maintaining sufficient cash in excess of anticipated needs.

The Company's financial liabilities at June 30, 2021 and 2020 include account payables and accrued liabilities that were based on contractual undiscounted payments that are all due in less than one year. Contractual obligation for payment includes lease liability. Except for lease liability, all financial liabilities are expected to be settled within 1 year from the year end.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. As at June 30, 2021, the Company did not have any financial instruments subject to significant interest rate risks.

Capital management

The capital of the Company consists of Partners' capital. The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to the shareholders through the optimization of the debt and equity balance. To secure the additional capital necessary to pursue these plans, the Company may attempt to raise additional funds through the raising of capital or by securing strategic partners. The outcome of these activities is uncertain. The Company's capital management objectives, policies and processes have remained unchanged during the period ended June 30, 2021.

The Company is not subject to any capital requirements imposed by a lending institution or regulatory body.

Fair value

A fair value hierarchy prioritizes the methods and assumptions used to develop fair value measurements for those financial assets where fair value is recognized on the statements of financial position. These have been prioritized into three levels.

  Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities
  Level 2 - Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly
  Level 3 - Inputs for the asset or liability that are not based on observable market data.

Fair value amounts represent point-in-time estimates and may not reflect fair value in the future. The measurements are subjective in nature, involve uncertainties and are a matter of significant judgement.

The fair values of the Company's short-term financial instruments, including cash, amounts receivable, and accounts payable and accrued liabilities, approximate their carrying values due to the short period of time to maturity.

The fair value of the unlisted equity investment is determined based on realizable values of the membership interests in the investee at respective reporting period end.  During the six-month period ended June 30, 2021, there were no transfers between the levels within the fair value hierarchy.

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Nextgen Tech LLC Notes to the financial statements For the three and six-month ended June 30, 2021 and 2020 (Expressed in Canadian dollars)

16. Related party transactions

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company.

Key management personnel compensation for the three and six-month ended June 30, 2021 was $93,991 and $185,198 respectively (2020 - $130,759 and $265,438).

17. Commitments and contingencies

Legal

The Company may be subject to various claims, lawsuits and other complaints arising in the ordinary course of business. The Company records provisions for losses when claims become probable, and the amounts are estimable. Although the outcome of such matters cannot be determined, it is the opinion of management that the final resolution of these matters will not have a material adverse effect on the Company's financial condition, operations, or liquidity.

Novel Coronavirus

The Company's operations could be significantly adversely affected by the effects of a widespread global outbreak of a contagious disease, including the recent outbreak of respiratory illness caused by COVID-19. The Company cannot accurately predict the impact COVID-19 will have on its operations and the ability of others to meet their obligations with the Company, including uncertainties relating to the ultimate geographic spread of the virus, the severity of the disease, the duration of the outbreak, and the length of travel and quarantine restrictions imposed by governments of affected countries. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could further affect the Company's operations and ability to finance its operations.

 18. Subsequent events

Borrowing

The Company received a Paycheck Protection Program ("PPP") loan from J.P. Morgan in the amount of $638,475 (2020 - $638,475) (equivalent to USD501,473) under the PPP established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated April 15, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The Company has received full forgiveness on the full loan balance on July 12, 2021.

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